(d)(11)
QUAKER INVESTMENT TRUST
AMENDMENT TO
INVESTMENT SUBADVISORY AGREEMENT
     THIS AMENDMENT is made and entered into as of the 8th day of March, 2010, by and between Quaker Funds, Inc., a Delaware corporation (“Adviser”), and Aronson+Johnson+Ortiz, L.P., a Delaware limited partnership (“Subadviser”).
RECITALS
     WHEREAS, the Adviser and Subadviser have previously entered into an investment subadvisory agreement, dated May 3, 2005 (the “Agreement”); and
     WHEREAS, section 10 of the Agreement allows for amendment by written instrument.
     NOW, THEREFORE, the Agreement is hereby amended by this Amendment as follows:
7. Compensation
     Adviser will pay to Subadviser, and Subadviser will accept as full compensation for its services rendered hereunder, an investment advisory fee, computed at the end of each month and payable within five (5) business days thereafter, equal to the annual rate of 0.70% of the average daily net assets of the Fund. All parties to this Agreement do hereby authorize and instruct the Fund’s administrator, Brown Brothers Harriman & Co., or its successor, to provide a calculation each month of the gross amount due to Subadviser. In the event that Subadviser’s services to the Fund begin or end at a time other than the beginning or end of a month, fees payable to Subadviser will be prorated for that portion of the month during which services were actually rendered.
     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their officers designated below as of the day and year first written above.

Attest:		QUAKER FUNDS, INC.

By	/s/ Timothy E. Richards	By	/s/ Justin Brundage
Name:	Timothy E. Richards	Name:	Justin Brundage
Title:	CCO	Title:	President

Attest:		ARONSON+JOHNSON+ORTIZ, LP

By Name:	/s/ Joseph F. Dietrick Joseph F. Dietrick	By Name:	/s/ Theodore R. Aronson Theodore R. Aronson
Title:	Chief Compliance Officer	Title:	Managing Principal